UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	033-64139

First Mid Bancshares, Inc.

401(k) Profit Sharing Plan

(Exact name of registrant as specified in its charter)

First Mid Bancshares, Inc.

1421 Charleston Avenue

Mattoon, Illinois 61938

(217) 234-7454

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in First Mid Bancshares, Inc. 401(k) Profit Sharing Plan

(Title of each class of securities covered by this Form)

First Mid Bancshares, Inc. Common Stock, $4.00 par value (1)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None (2)

(1)        Although the duty to file reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), has been terminated with respect to the First Mid Bancshares, Inc. 401(k) Profit Sharing Plan (the “Plan”), the duty of First Mid Bancshares, Inc. (the “Company”) to file reports under Sections 13(a) or 15(d) remains with respect to the Company’s common stock, no par value.

(2)        Effective March 21, 2022, the First Mid Bancshares, Inc. company stock fund was eliminated from the investment alternatives under the Plan. Therefore, interests in the Plan no longer require registration. Accordingly, this Form 15 is being filed to report the suspension of the Company’s duty to file reports under Section 15(d) of the Exchange Act, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 26, 2022	FIRST MID BANCSHARES, INC.
401(k) Profit Sharing Plan

By: /s/ Joseph R. Dively
Joseph R. Dively
Chairman, President & Chief Executive Officer